MicroCloud Hologram Inc.

May 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Melissa Kindelan
Kathleen Collins

Re:	MicroCloud Hologram Inc.

Form 20-F for the fiscal year ended December 31, 2024

File No. 001-40519

Ladies and Gentlemen:

MicroCloud Hologram Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 20, 2025 regarding its Form 20-F filed on March 21, 2025.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the fiscal year ended December 31, 2024

Risk Factors

If our equity ownership is challenged by the PRC authorities..., page 23

1.	We note changes you made to your disclosure relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your prior Form 20-F on April 2, 2024, which would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, please refer to the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued December 2021 and July 2023. In future filings, please restore your disclosure.

Response: The Company acknowledges the Staff’s comment and will restore the disclosure in future filings.

Operating and Financial Review and Prospects

Key Factors Affecting Results of Operations, page 65

2.	You state that your ability to increase the number of customers and average revenue for holographic technology services are key factors affecting your results. In addition, on page 5 you discuss how your results of operations may be harmed if your are unable to retain customers. We further note in response to comment 27 in your letter dated December 30, 2021, you added the number of customers and customer retention rates to your disclosures. Please revise to disclose the number of customers and customer retention rate for each period presented or tell us what measures management uses to monitor customer expansion and retention, and include a quantified discussion of such measures in future filings. Similarly, tell us what measures you use to manage the holographic solutions business and revise accordingly. Refer to SEC Release 33-10751.

Response: We have revised the disclosures, as detailed in Comment 2 of Annex A attached hereto.

Results of Operations Revenue, page 68

3.	Please revise to include the segment results, as disclosed on page F-40, and include a discussion of the period-over-period changes for each segment in future filings. Ensure that your revised disclosures include a quantified discussion of the impact of the Yichang Ji Yue acquisition on your cost of revenue for your holographic technology service segment. In this regard, we note you attribute the significant growth in cost of revenue to such transaction in your disclosures on page 69, without quantifying such impact. Refer to Item 5.A of Form 20-F and Section III.B of SEC Release 33-8350.

Response: We have revised the disclosures related to revenues and cost of revenues on pages 68 and 69 in 20-F, as detailed in Comments 3 & 4 of Annex A attached hereto.

4.	You disclose service revenue increased from the year ended December 31, 2023 to the year ended December 31, 2024 due to increased marketing efforts on the internet advertising business. However, you attribute the significant increase in cost of services revenue for the same period mainly due to the business combination of Beijing Ji Yue and Yihang Ji Yue in 2024. Please revise in future filings to quantify and discuss the impact of this acquisition on service revenue and separately quantify the impact of the increased marketing efforts on the increase in revenue.

Response: See response in Comments 3 & 4 of Annex A attached hereto.

General and administrative expenses, page 70

5.	You indicate that the reason for the reduction in general and administrative expenses from the year ended December 31, 2023 compared to the year ended December 31, 2024 was due the company implementing an employee equity incentive plan in 2023. Please tell us, and revise in future filings to explain, how this resulted in a decrease in this line item.

Response: The Company filed Form S-8 on 28 August 2023 which registers 8,960,000 ordinary shares, to be issued by the Company pursuant to the 2023 Equity Incentive Plan. In 2023, 8,600,000 shares were exercised, recognizing administrative expenses of RMB 32.2 million. In 2024, 360,000 shares were exercised, recognizing administrative expenses of RMB 1.0 million.

Consolidated Balance Sheets, page F-3

6.	We note that on September 27, 2024, 100.0 million Ordinary Shares were re- designated as Class B Ordinary Shares with 20 votes per share. Disclosures on page 81 indicate that Tiger Initiative Investment Ltd. and Lucky Monkey Holding Limited hold 10.0 million and 6.0 million shares, respectively at December 31, 2024. Please tell how you determined which shareholders would receive Class B Ordinary shares. Clarify whether Class B shares were issued to any other shareholders and if so, how many. Also, explain why such shares are not reflected in the December 31, 2024 financial statements or revise as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises as follows:

1、Shareholders Allocated Class B Ordinary Shares

As of March 12, 2025（the last executable date of the 20-F）, the Company confirms that the Class B Ordinary Shares were allocated exclusively to Tiger Initiative Investment Ltd. and Lucky Monkey Holding Limited in accordance with the Convertible Note Purchase Agreement (Form 6-K filed with the SEC on August 15, 2024). As of March 12, 2025, no Class B Ordinary Shares had been issued to other shareholders.

2、Clarification on Share Re - designation Date and Financial Statement Presentation

Pursuant to the requirements of Form 20 - F under the United States Securities Exchange Act, the date referenced in Annex A, Comment 6 has been revised to March 12, 2025 to reflect the most recent practicable date as mandated by SEC regulations. The 10.0 million and 6.0 million shares of Class B Ordinary Shares held by Tiger Initiative Investment Ltd. and Lucky Monkey Holding Limited, respectively, were all issued by the Company in 2025. Disclosures on page 81 set forth that the share distribution as of March 12, 2025. Pursuant to ASC 505-10-S99-4, as this situation does not constitute a stock dividend, stock split or reverse split, the Company is not required to give retroactive effect in the balance sheet. Accordingly, such shares are not reflected in the December 31, 2024 financial statements.

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at ivy@mcvrar.com or by phone at +86 (0755) 2291 2036.

Very truly yours,

/s/ Ivy Zhen
Ivy Zhen
Chief Financial Officer

Annex A

Comments 2

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for Holographic technology services

Approximately 68.4%, 66.4% and 55.6% of our revenues were generated from our Holographic technology services for the years ended December 31, 2022, 2023 and 2024 respectively.

The Company’s total customers were 180 and 119, respectively for the years ended December 31, 2022 and 2023, representing a33.9% decrease, of which 76 are new customers. The decrease in the number of customers led to a decline in total revenue. Total customers were 119 and 142, respectively for the year ended December 31, 2023 and 2024, representing a 19.3% increase, of which 102 are new customers. Due to the increase in the total number of customers, the total revenue has also increased.

The Company considers customers with or over RMB 0.5 million revenue as high paying customers. The numbers of high payment customers are 65 and 42, respectively for the years ended December 31, 2022 and 2023, representing 97.5% and 96.1% of total revenue for each period and a 58.9% decrease. The numbers of high payment customers are 42 and 69, respectively for the years ended December 31, 2023 and 2024, representing 96.1% and 96.6% of total revenue for each period and a 43.4% increase. the Company’s overall customer retention rates are 31% and 24% respectively for the years ended December 31, 2022 and 2023. Retention rates of high paying customer are 38% and 29% respectively for the same period. Retention rates of the Company’s top 10 customers are both 50% for the years ended December 31, 2022, and 2023, respectively. Retention rates of the Company’s top 20 customers are 45% and 55% for the years ended December 31, 2022, and 2023, respectively.

The Company’s overall customer retention rates are 24% and 34% respectively for the year ended December 31, 2023 and 2024. Retention rates of high paying customer are 29% and 43% respectively for the same period. Retention rates of the Company’s top 10 customers are50% and 30% for the year ended December 31, 2023 and 2024, respectively. Retention rates of the Company’s top 20 customers are 55% and 20% for the year ended December 31, 2023 and 2024, respectively. Retention rate is calculated by first counting the number of customers at the beginning of the period (denominator) and the number of old customers during measurement period (numerator), then dividing the numerator by the denominator. Old customers repeating customer who keeps loyalty to the company’s services throughout the measurement periods and calculated as number of total customers at the end of measurement period minus new customers obtained during the measurement period. Customers counted for the purpose of calculating retention rate are based on those that were customers at any point during the period. The Company’s total customers increase from 119 for the year ended December 31, 2023 to 142 for year ended December 31, 2024. The increase is mainly due to (i) the business combination of Beijing Ji Yue and Yichang Ji Yue in 2024, which brought in 51 new customers. (ii) The Company disposed of Shenzhen Youmi, Qianhai Youshi, Shenzhen Tianyuemeng and their subsidiaries in 2023, led to 31 old customers to cease collaboration.

The Company’s overall customer retention rates are 24% and 34%, for the year ended December 31, 2023 and 2024. This is due to the fact that the company adopts data-driven customer management. The company leverage data analytics to deliver personalized product solutions and tailored service experiences to improve our service quality. Additionally, by monitoring  performance metrics such as high paying customers rate and new customer acquisition rate, we dynamically allocate resources to prioritize key accounts while optimizing client relationship maintenance frameworks.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our Holographic technology services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Comments 3 & 4

Revenues

We generate revenues primarily through (i) sales of product related to holographic solutions services, which include LiDAR and other holographic technology hardware products, licensing and content products, and technology development service, and (ii) services related to holographic technology services, which include holographic technology advertising, software development kit (“SDK”) service, and game promotion services.

Our breakdown of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

~~Year ended December 31,~~
	~~2022~~			~~2023~~			~~2024~~
	~~RMB~~			~~RMB~~			~~RMB~~
	~~Amount~~	~~Percentage~~		~~Amount~~	~~Percentage~~		~~Amount~~	~~Percentage~~
~~Revenues:~~
~~Products~~	~~124,609,677~~	~~26~~	~~%~~	~~22,401,569~~	~~11~~	~~%~~	~~7,903,228~~	~~3~~	~~%~~
~~Services~~	~~363,329,187~~	~~74~~	~~%~~	~~181,146,436~~	~~89~~	~~%~~	~~282,394,756~~	~~97~~	~~%~~
~~Total revenues~~	~~487,938,864~~	~~100~~	~~%~~	~~203,548,005~~	~~100~~	~~%~~	~~290,297,984~~	~~100~~	~~%~~

~~Products Revenues~~

~~Our products revenue was RMB 7.9 million (USD 1.1 million) for 2024, compared to RMB 22.4 million and RMB 124.6 million, respectively, for 2023 and 2022.~~

~~Our product revenue decreased by approximately RMB 102.2 million from approximately RMB 124.6 million for the year ended December 31, 2022 to approximately RMB 22.4 million for the year ended December 31, 2023. A decrease of 82.0%. The decrease was mainly due to market changes affecting the demand for our products and the reduced demand for holographic solutions from our customers.~~

~~The revenue of our products, which decreased by approximately RMB 14.5 million, decrease of 64.7%, from approximately RMB 22.4 million for the year ended December 31, 2023, compared to approximately RMB 7.9 million (USD 1.1 million) for the year ended December 31, 2024. The decline is due to the reduced demand for holographic solutions from our customers.~~

~~Services Revenues~~

~~Our Services revenues was RMB 282.4 million (USD 39.7 million) for 2024, compared to RMB 181.1 million and RMB 363.3 million, respectively, for 2023 and 2022.~~

~~Our services revenue decreased by approximately RMB 182.2 million, or 50.1%, from approximately RMB 363.3 million for the year ended December 31, 2022, to approximately RMB 181.1 million for the year ended December 31, 2023. This decrease was mainly attributed to the overall market environment for Internet advertising, with lower customer demand and fewer customers.~~

~~Our services revenue increased by approximately RMB 101.2 million, or 55.9%, from approximately RMB 181.1 million for the year ended December 31, 2023, to approximately RMB 282.4 million (USD 39.7 million) for the year ended December 31, 2024. This increase was mainly attributed to the increased marketing efforts on the Internet advertising business, which tapped the potential demand of customers and increased the number of customers.~~

	Year ended December 31,
	2022		2023		2024
	RMB		RMB		RMB
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Revenues:
Holographic solutions	153,996,661	32%	68,345,506	34%	128,892,234	44%
Holographic technology service	333,942,203	68%	135,202,499	66%	161,405,749	56%
Total revenues	487,938,864	100%	203,548,005	100%	290,297,984	100%

Holographic solutions Revenues

Our holographic solutions revenues was RMB 128.9 million (USD18.1 million) for 2024, compared to RMB 68.3 million and RMB 154.0 million, respectively, for 2023 and 2022.

Our holographic solutions revenues decreased by approximately RMB 85.7 million from approximately RMB 154.0 million for the year ended December 31, 2022 to approximately RMB 68.3 million for the year ended December 31, 2023. A decrease of 55.6%. The decrease was mainly due to market changes affecting the demand for our products and the reduced demand for holographic solutions from our customers.

The revenues of our holographic solutions, which increased by approximately RMB 60.5 million, crease of 88.6%, from approximately RMB 68.3 million for the year ended December 31, 2023, compared to approximately RMB 128.9million (USD 18.1 million) for the year ended December 31, 2024. This significant increase was mainly attributable to the business expansion of Mcloudvr HK in 2024, which has brought a significant increase of RMB 69.1 million in holographic solutions revenue.

Holographic technology services Revenues

Our holographic technology services revenues was RMB 161.4 million (USD22.7 million) for 2024, compared to RMB 135.2 million and RMB 333.9million, respectively, for 2023 and 2022.

Our holographic technology services revenue decreased by approximately RMB 198.7 million, or 59.5%, from approximately RMB 333.9 million for the year ended December 31, 2022, to approximately RMB 135.2 million for the year ended December 31, 2023. This decrease was mainly attributed to the overall market environment for Internet advertising, with lower customer demand and fewer customers.

Our holographic technology services revenue increased by approximately RMB 26.2 million, or 19.4%, from approximately RMB135.2 million for the year ended December 31, 2023, to approximately RMB161.4million (USD 22.7 million) for the year ended December 31, 2024. This increase was mainly due to (i) the business combination of Beijing Ji Yue and Yichang Ji Yue in 2024, resulting in a direct revenue contribution of RMB 96.7 million. (ii) The Company disposed of Shenzhen Youmi, Qianhai Youshi, Shenzhen Tianyuemeng and their subsidiaries in 2023, which had contributed revenues of RMB 59.2 million. (iii) the decreased demand of advertising services, resulting in revenues decrease by RMB 10.8 million.

Cost of Revenues

Our cost of revenues primarily includes (i) the costs of hardware products sold and cost paid to outsourced content providers, cost of third-party software development, and compensation expenses paid to our professionals related to the product sales and (ii) the costs paid to channel distributors of advertising services and compensation expenses paid to our professionals related to our service revenues.

Our breakdown of cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

~~Year ended December 31,~~
	~~2022~~			~~2023~~			~~2024~~
	~~RMB~~			~~RMB~~			~~RMB~~
	~~Amount~~	~~Percentage~~		~~Amount~~	~~Percentage~~		~~Amount~~	~~Percentage~~
~~Cost of revenues:~~
~~Products~~	~~103,184,516~~	~~39~~	~~%~~	~~18,311,064~~	~~14~~	~~%~~	~~6,594,391~~	~~3~~	~~%~~
~~Services~~	~~161,495,031~~	~~61~~	~~%~~	~~110,985,242~~	~~86~~	~~%~~	~~218,257,270~~	~~97~~	~~%~~
~~Total cost of revenues~~	~~264,679,547~~	~~100~~	~~%~~	~~129,296,306~~	~~100~~	~~%~~	~~224,851,661~~	~~100~~	~~%~~

~~Cost of Products Revenues~~

~~Cost of products revenues was RMB 6.6 million (USD 0.9 million) for 2024, compared to RMB 18.3 million and RMB 103.2 million, respectively, for 2023 and 2022.~~

~~Our cost of revenues for products sales decreased by approximately RMB 84.9 million, or 82.3%, from approximately RMB 103.2 million for the year ended December 31, 2022, to approximately RMB 18.3 million for the year ended December 31, 2023. The decrease in the cost of revenues was mainly due to the constantly decreasing product sales.~~

~~Our cost of revenues for product sales decreased by approximately RMB 11.7 million, representing a 63.9% decline. The figure dropped from approximately RMB 18.3 million in the year ended December 31, 2023, to approximately RMB 6.6 million (USD 0.9 million) in the year ended December 31, 2024. This decrease in the cost of revenues was primarily a result of reduced customer demand. As customers demanded fewer products, our product sales volume declined. With lower sales volumes, the associated costs related to producing and delivering those products also decreased, ultimately leading to the observed reduction in the cost of revenues.~~

~~Cost of Services Revenues~~

~~Cost of services revenues was RMB 218.3 (USD 30.7 million) million for 2024, compared to RMB 111.0 million and RMB 161.5 million, respectively, for 2023 and 2022.~~

~~Our cost of revenues for services was approximately RMB 161.5 million for the year ended December 31, 2022 compared to approximately RMB 111.0 million for the year ended December 31, 2023.~~

~~Our cost of revenues for services increased by approximately RMB 107.3 million, representing a 96.7% growth. The amount grew from approximately RMB 111.0 million for the year ended December 31, 2023, to approximately RMB 218.3 million (USD 30.7 million) for the year ended December 31, 2024. This significant increase was mainly attributable to the business combination of Beijing Ji Yue and Yichang Ji Yue in 2024. As a result of this merger, we expanded our business scope and capabilities, which in turn led to a substantial uptick in our holographic advertisement service activities. This expansion in service activities directly contributed to the rise in our cost of revenues, as more resources were required to support the increased volume of work, such as higher costs for creating and delivering holographic ads, and enhanced marketing efforts to promote these services in the market.~~

	Year ended December 31,
	2022		2023		2024
	RMB		RMB		RMB
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cost of revenues:
Holographic solutions	125,805,732	48%	59,562,014	46%	106,682,488	47%
Holographic technology service	138,873,815	52%	69,734,292	54%	118,169,173	53%
Total cost of revenues	264,679,547	100%	129,296,306	100%	224,851,661	100%

Cost of Holographic Solutions Revenues

Cost of holographic solutions revenues was RMB 106.7 million (USD 15.0 million) for 2024, compared to RMB 59.6 million and RMB 125.8 million, respectively, for 2023 and 2022.

Our cost of revenues for holographic solutions sales decreased by approximately RMB 66.2 million, or 52.6%, from approximately RMB 125.8 million for the year ended December 31, 2022, to approximately RMB 59.6 million for the year ended December 31, 2023. The decrease in the cost of revenues was mainly due to the constantly decreasing holographic solutions sales.

Our cost of revenues for holographic solutions sales increased by approximately RMB 47.1 million, representing a 79.0% decline. The amount grew from approximately RMB 59.6 million in the year ended December 31, 2023, to approximately RMB 106.7 million (USD 15.0 million) in the year ended December 31, 2024. The decrease in the cost of revenues was mainly due to the constantly decreasing holographic solutions sales.

Cost of Holographic Technology Service Revenues

Cost of holographic technology service revenues was RMB 118.2 million (USD 16.6 million) for 2024, compared to RMB 69.7 million and RMB 138.9 million, respectively, for 2023 and 2022.

Our cost of revenues for holographic technology service was approximately RMB 138.9 million for the year ended December 31, 2022 compared to approximately RMB 69.7 million for the year ended December 31, 2023, decreasing by approximately RMB 69.2 million, representing a 49.8% decline. The decrease in the cost of revenues was mainly due to the constantly decreasing Holographic technology service sales.

Our cost of revenues for services increased by approximately RMB 48.5 million, representing a 69.6% growth. The amount grew from approximately RMB 69.7 million for the year ended December 31, 2023, to approximately RMB 118.2 million (USD 16.6 million) for the year ended December 31, 2024. This significant increase was mainly attributable to (i) the business combination of Beijing Ji Yue and Yichang Ji Yue in 2024. As a result of this merger, we expanded our business scope and capabilities, which in turn led to a substantial uptick in our holographic advertisement service activities. This expansion in service activities directly contributed to the growth of RMB 66.9 million in our cost of revenues, as more resources were required to support the increased volume of work, such as higher costs for creating and delivering holographic ads, and enhanced marketing efforts to promote these services in the market. (ii) the disposal of subsidiaries in 2023 and the decreased demand of advertising services, resulting in cost of revenues decreased by RMB 18.4 million.

Comment 6

E.	SHARE OWNERSHIP

The table below sets forth information, as of ~~December 31, 2024~~ March 12, 2025, with respect to the beneficial ownership of our Ordinary shares by: (a) each named executive officer, each of our directors and executive officers as a group; and (b) each person known to us to own beneficially more than 5% of our Ordinary shares (by number and by voting power).

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The calculations in the table below are based on 161,077,568 Class A ordinary shares and 16,000,000 Class B Ordinary Shares par value $0.02 per share, outstanding as of March 12, 2025.

	Class A Ordinary shares		Class B Ordinary shares		Voting Power**
Name and Address of Beneficial Owner	Number	%**	Number	%**	(%)
Executive Officers and Directors			-	-
Guohui Kang(1)	25,315	*	-	-	*
Bei Zhen	-	-	-	-	-
Wei Peng(2)	41,510	*	-	-	*
Belief Bi	-	-	-	-	-
Han Qin	-	-	-	-	-
Maggie Wang	-	-	-	-	-
All Executive Officers and Directors as a group	66,825	-	-	-	-
5% Shareholders
Tiger Initiative Investment Ltd	4,579,207	2.84%	10,000,000	62.5%	42.53%
Lucky Monkey Holding Limited	3,656,615	2.27%	6,000,000	37.5%	25.7%

Note:

*	Indicates beneficial ownership of less than 1%.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Each holder of Class A Ordinary shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 20 votes per share. Class A Ordinary shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Ordinary Shares are not convertible.
(1)	Import & Export Guojin Development Co., Ltd is the record holder of our Ordinary shares. Guohui Kang, as the sole director and sole shareholder of Import & Export Guojin Development Co., Ltd, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.
(2)	Best Road Holdings Limited is the record holder of our Ordinary shares. Wei Peng, as the sole director and sole shareholder of Best Road Holdings Limited, has voting and investment discretion over these shares and therefore may be deemed to beneficially own such shares.